Exhibit V

DESCRIPTION OF THE REGISTRANT

AND RECENT DEVELOPMENTS

NORDIC INVESTMENT BANK

The Nordic Investment Bank (“NIB” or “the Bank”) was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”).

The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date.

On February 11, 2004, following a decision to broaden NIB’s ownership base, a new agreement on NIB was signed (the “2004 Agreement”), providing for membership in NIB of Estonia, Latvia and Lithuania on essentially equal terms with the original five Nordic countries. The 2004 Agreement came into force on January 1, 2005 after final ratification in each of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). NIB has, since January 1, 2005, been governed by the provisions of the 2004 Agreement and the Statutes (as amended from time to time) annexed thereto.

The 2004 Agreement continues to provide NIB the privileges and immunities common to international financial institutions (“IFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgment remedies, and broad tax exemptions. For further information, see “Legal Status.”

The Bank promotes sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment. In conducting its operations, NIB cooperates with other credit institutions as well as with public authorities and private institutions in each of the Member countries, with other IFIs and international banks. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming partly from their common heritage and geographic proximity. See “History of NIB – Cooperation of Member Countries.”

At December 31, 2014, NIB had loan commitments totaling EUR 16,473.0 million (USD 19,999.9 million), of which EUR 15,156.5 million (USD 18,401.5 million) was outstanding.1 A “loan commitment” comes into being upon execution of a loan agreement; thereafter, the amount of the loan that has been disbursed, net of repayments, is referred to as “outstanding.” For a breakdown of NIB’s outstanding loans, see “Lending Operations of NIB – Ordinary Loans” and “Loans under Special Lending Programs.”

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental, bank or parent company guarantees, specific security or negative pledge provisions and other financial covenants. For a description of the general policies followed in NIB’s lending activities, see “Lending Operations of NIB – Credit Policy.”

NIB finances its operations from borrowings in the international markets and the domestic capital markets of Member and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves,” “Funded Debt” and “Treasury Operations.”

NIB’s principal office is located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-10-618001 and its internet address is http://www.nib.int (reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only; information found at this website is not incorporated by reference in this document).

[1]	Outstanding amount includes collective impairment.

Statutory Purposes

The 2004 Agreement and the Statutes provide that the purpose of NIB is to make financing available in accordance with sound banking principles and taking into account socio-economic considerations, to carry into effect investment projects of interest to the Member countries and other countries which receive such financing. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.

Legal Status

Under the 2004 Agreement, NIB has status as an international legal person with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of the Bank wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfillment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.

On October 20, 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB´s status as an international organization and further regulates certain privileges and immunities concerning the Bank and its staff as well as social security for the staff. The agreement was enacted as a law in Finland and came into force on January 16, 2011.

HISTORY OF NIB

Cooperation of Member Countries

Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems.

Institutionalized Nordic Cooperation

The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Nordic country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Nordic countries, subject to parliamentary approval in certain matters.

The Baltic countries, Estonia, Latvia and Lithuania, have for several years participated in the Nordic cooperation, for example, by attending the sessions of the Nordic Council and some meetings of the Nordic Council of Ministers.

EFTA and EU

The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe, effective January 1, 1994.

Effective January 1, 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the economic and monetary union of the EU (“EMU”).

Effective May 1, 2004 Estonia, Latvia and Lithuania became members of the EU. Estonia, Latvia and Lithuania are also members of the EMU. Estonia joined the EMU on January 1, 2011, Latvia on January 1, 2014 and Lithuania on January 1, 2015.

Other forms of cooperation

Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Member countries are jointly represented in the International Monetary Fund, the International Bank for Reconstruction and Development and other international organizations.

Implications for NIB and its Sister Organizations

NIB

Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB in 1975.

On September 15, 1981, the Nordic Council of Ministers approved a program to promote Member country cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, included, as one major element of the program, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and forms currently the main part of NIB’s lending activities outside Member countries. See “Lending Operations of NIB.”

In August 1996, the Nordic prime ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighboring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. The facility, which is part of NIB’s lending activities, comprises loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighboring area to the Member countries. See “Lending Operations of NIB.”

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organizations NEFCO and NDF (each, as defined below) should be revised to reflect their status as international organizations. In relation to NIB, this led to the signing of the 1998 Agreement on October 23, 1998.

On January 1, 2005, Estonia, Latvia and Lithuania became members of NIB. The enlargement of the membership followed an eighteen month-long preparation after a policy decision taken by the Nordic prime ministers in June 2003. The new members have essentially the same rights and obligations as the original members. The 2004 Agreement on NIB mandates a new structure for the governance of the Bank, which was fully implemented as of January 1, 2005. On January 1, 2005, NIB introduced an entirely new body, the Board of Governors, which replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The activities of the Bank remained unchanged in the 2004 Agreement.

NIB’s sister organizations

On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”), an international financial institution, for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is a separate legal entity with its own Board of Directors and with a capital base provided by the five Nordic countries, which are members of NDF. In December 2008, the Board of Directors of NDF agreed to recommend to the Nordic Council of Ministers that the capital of NDF be utilized in the form of grant aid for climate-related interventions in developing countries. This capital consisted of repayments from the 190 credits granted by NDF during the years 1989 to 2005. In keeping with the Board’s recommendations, the Nordic Council of Ministers approved certain amendments to NDF’s Statutes on May 5, 2009. According to these amendments, NDF was given a new mandate to support interventions aimed at adaptation to and mitigation of the negative effects of climate change in developing countries.

On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”), an international financial institution, for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is a separate legal entity with its own Board of Directors and with a capital base provided by the five Nordic countries, which are the member countries of NEFCO. NEFCO offers loans, share capital, export financing, grants and carbon credits. NIB co-finances projects with NEFCO and also jointly manages external donor funds entrusted to NIB and NEFCO for specific purposes.

On October 15, 2013, revised Host Country Agreements between each of NDF and NEFCO and the Government of Finland were signed. The agreements confirm NDF´s and NEFCO’s status as international organizations and further govern certain privileges and immunities concerning them and their staff as well as social security for their staff. The agreements have been enacted as laws in Finland and entered into force on May 11, 2014.

NIB provides certain administrative services to both NDF and NEFCO.

FOREIGN EXCHANGE

The capital of NIB is denominated, and its accounts are kept, in Euro as specified in Sections 3, 5 and 12 of the Statutes of NIB. The Euro is the currency introduced on January 1, 1999, and adopted by the EMU as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states.

The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD
2014	1.2141
2013	1.3791
2012	1.3194
2011 (December 30th)	1.2939
2010	1.3362
2009	1.4406

Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 EUR being equal to 1.2141 U.S. dollars, which was the EUR/USD exchange rate at December 31, 2014 as set forth in the above table.

As used herein, the terms “Euro”, “euro” and “EUR” refer to euro; “dollars”, “U.S. dollars” and “USD” refer to United States dollars; “British pounds sterling” and “GBP” refer to British pounds sterling; and “Australian dollars” and “AUD” refer to Australian dollars.

Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.

CAPITALIZATION AND RESERVES

The following table sets forth the capitalization of NIB at December 31, 2014. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2014, and the Notes thereto included as Exhibits III and IV to this Report on Form 18-K.

			Outstanding at December 31, 2014
	Millions of EUR	Millions of USD	Millions of EUR	Millions of USD

Funded Debt			19,445.6	23,608.9

Equity:
Authorized and subscribed capital	6,141.9	7,456.9
Of which callable capital	(5,723.3)	(6,948.7)
Paid-in capital			418.6	508.2
Statutory Reserve			686.3	833.2
General Credit Risk Fund			1,275.0	1,548.0
Special Credit Risk Fund PIL			395.9	480.7
Profit for the year			210.2	255.2

Total Equity*			2,986.1	3,625.4
Total Capitalization			22,431.7	27,234.3

*	May differ from the sum of individual figures due to rounding.

Authorized Capital Stock

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision normally requires the approval of the parliaments of the Member countries.

The authorized capital stock of the Bank, which initially was approximately USD 579.5 million, has been increased several times, most recently in June 2010, when the Board of Governors decided to increase the Bank’s authorized capital by EUR 2 billion (USD 2,428.2 million) to EUR 6,141.9 million (USD 7,456.9 million). The capital increase came into force on February 16, 2011 following confirmation of the increase by all Member countries. The increase was allocated to the callable portion of the authorized capital stock. (The split of NIB’s authorized capital into paid-in capital and callable capital is discussed below under “Paid-in Capital and Callable Capital.”)

As stipulated in NIB’s Statutes, any increase of the authorized capital stock is allocated among the Member countries based upon their gross national income (GNI) at market prices as determined from time to time by the Board of Governors2. Allocations of new subscribed capital among the Member countries were fixed at the time of each increase and no adjustments or equalization payments were made with respect to capital already subscribed. Accordingly, and because the GNI among the Member countries has varied over the years, the authorized and paid-in portions of the Member countries’ capital are not the same. The most recent increase in NIB’s authorized capital, in an amount of EUR 2 billion (USD 2,428.2 million), became effective in early 2011. The capital increase was allocated in its entirety to the callable portion of the authorized capital, and the increase was allocated among the Bank’s Member countries based upon an average of GNI data from the years 2007 and 2008.

As of February 16, 2011, the Member countries’ portions of the authorized capital stock of NIB are as follows:

	Millions of EUR	Millions of USD	Percentage of total
Denmark	1,293.9	1,570.9	21.1%
Estonia	56.3	68.4	0.9%
Finland	1,088.1	1,321.1	17.7%
Iceland	58.1	70.5	0.9%
Latvia	82.1	99.7	1.3%
Lithuania	119.8	145.4	2.0%
Norway	1,320.8	1,603.6	21.5%
Sweden	2,122.8	2,577.3	34.6%

Total	6,141.9	7,456.9	100.0%

Paid-in Capital and Callable Capital

The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of currently EUR 6,141.9 million (USD 7,456.9 million), the paid-in portion amounts to EUR 418.6 million (USD 508.2 million), which corresponds to approximately 6.8% of the total authorized capital stock of the Bank. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfillment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s character as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

[2]	From the establishment of NIB in 1975 until the Baltic countries joined NIB on January 1, 2005, gross national income (GNI) was calculated at factor prices for the Nordic countries as an average of the data from the two most recent years available. Since January 1, 2005 the source for the GNI statistics has been the International Monetary Fund’s International Financial Statistics publication.

Reserves

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

At December 31, 2014, the Statutory Reserve of NIB amounted to EUR 686.3 million (USD 833.2 million) or 11.2% of the Bank’s authorized capital. NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2014, the General Credit Risk Fund amounted to EUR 1,275.0 million (USD 1,548.0 million). The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Risk Management” below. NIB’s Board of Directors has proposed to the Board of Governors that EUR 155.2 million (USD 188.4 million) of the profit for 2014 be allocated to the General Credit Risk Fund.

In addition, as required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2014, the Special Credit Risk Fund PIL amounted to EUR 395.9 million (USD 480.7 million). For further information regarding the project investment loans facility and the Member countries’ guarantees, see “Lending Operations of NIB – Loans under Special Lending Programs.”

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have paid into NIB’s reserves the aggregate amount of EUR 42.7 million (USD 51.8 million) in the same proportion as their respective shares of the subscribed capital.

NIB’s Board of Directors has proposed to the Board of Governors to make EUR 55.0 million (USD 66.8 million) available for distribution as dividends to Member countries in 2015 stemming from the net profit for 2014.

FUNDED DEBT

The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2014. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting.(1)

Currency of Borrowing	Millions of EUR	Millions of USD
U.S. dollars	8,077.9	9,807.4
Australian dollars	2,637.3	3,201.9
New Zealand dollars	1,603.4	1,946.7
British pounds sterling	1,516.2	1,840.8
Norwegian kroner	1,072.6	1,302.2
Japanese yen	734.9	892.2
Euro	722.5	877.2
Brazilian real	594.3	721.5
Swedish kronor	681.2	827.0
Swiss francs	291.1	353.4
New Turkish lira	244.6	297.0
Mexican pesos	176.9	214.8
South African rand	154.3	187.3
Hong Kong dollars	83.1	100.9
Polish zloty	23.4	28.4
Canadian dollars	17.9	21.7
Argentine pesos	11.0	13.4
Icelandic kronur	7.4	9.0

Total*	18,650.0	22,643.0
IAS 39 value adjustments	795.7	966.1

Total, borrowings outstanding*	19,445.6	23,608.9

*	May differ from the sum of individual figures due to rounding.
(1)	See also Notes 13 and 17 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2014, are included as Exhibit I to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

TREASURY OPERATIONS

Borrowing

The Bank’s primary source of funding is through the issuance of bonds in the main financial markets of Europe, Asia and the United States of America. The objective is to raise funds at a favorable cost to enable lending on competitive terms to the Bank’s customers. The Bank seeks to take advantage of favorable market conditions, adapting its borrowing operations to investor preferences in terms of currency, maturity, liquidity and structures. Within this strategy, the objective is to raise funds at the lowest possible cost while taking into consideration the risks involved in the structure and complexity of the individual transactions. Furthermore, potential mismatches between the terms of the funding and lending transactions are taken into consideration. To this extent, the proceeds from the issues are converted in the derivatives markets to best manage the foreign exchange, interest rate and refinancing risks on the balance sheet.

Most of NIB’s medium and long-term borrowing is conducted under its borrowing programs. At year-end 2014 the Bank had the following active programs:

•	the Euro Medium Term Note Program (the “EMTN Program”) with a ceiling of EUR 15 billion (USD 18,211.5 million)

•	the U.S. Medium Term Note Series D Program registered with the U.S. Securities and Exchange Commission (the “U.S. MTN Program”) with a ceiling of USD 20 billion, and

•	the Australian and New Zealand Dollar Domestic Medium Term Note Program with a current ceiling of AUD 8 billion (USD 6,549.8 million).[3]

During 2014, NIB borrowed EUR 3,360.8 million (USD 4,080.3 million) by means of 35 transactions in ten different currencies. EUR 934.3 million (USD 1,134.3 million) of this total came from 18 transactions under the EMTN Program. Under the U.S. MTN Program, one global benchmark issuance in the amount of USD 1 billion was carried out in April and an inaugural “NIB Environmental Bond” benchmark issuance in the amount of USD 500 million was carried out in September. The average maturity for NIB’s borrowing operations in 2014 was 6.3 years, compared with 5.3 years in 2013.

NIB may issue notes as part of NIB’s Environmental Bond (“NEB”) program. NIB intends to direct the proceeds from its NEB issuances primarily to the funding of selected loans to finance new projects that are considered to enhance the environment in NIB’s Member countries. NIB has established an internal framework that allows for the funds raised through issuances of NEB to be directed to its environmental lending. Lending projects qualify as eligible under the framework if they satisfy strict internal environmental sustainability criteria. Payment of principal of and interest on such notes is made solely on the credit standing of NIB as a single institution and is not directly linked to the performance of environmental lending projects. Accordingly, such notes neither constitute “asset-backed” securities, nor are they otherwise credit-linked to any of NIB’s environmental lending projects. NIB Environmental Bonds can be issued under any of NIB’s debt issuance programs.

[3]	At the exchange rate of AUD 1 = USD 0.81873 which is calculated using the ECB closing rate for EUR/AUD and EUR/USD as of December 31, 2014, which then provides the AUD/USD exchange rate.

For each of the years 2014 and 2015, the Board of Directors of the Bank has authorized the Bank to raise medium and long-term borrowings in an aggregate amount of up to EUR 5.0 billion (USD 6,070.5 million).

In 2008, NIB replaced its Euro Commercial Paper Program (“ECP Program”) with a new STEP4-compliant ECP Program having a ceiling of EUR 2 billion (USD 2,428.2 million). In addition to borrowings under this program and through short-term transactions under the EMTN Program, NIB can obtain short-term funds in the interbank market through money market loans and through repo transactions. These transactions are undertaken in most of the currencies listed under “Funded Debt” above. For each of the years 2014 and 2015, the Board of Directors has authorized the Bank to raise short-term funding, provided that the outstanding amount at any time does not exceed EUR 2 billion (USD 2,428.2 million).

The amounts of medium-term notes outstanding under the programs referred to above are set forth in Note 12 to the Financial Statements. NIB had no borrowings outstanding under the ECP Program at year-end 2014.

Liquidity Management

In 2014, NIB implemented a new liquidity policy approved by the Board of Directors. The new policy is based on stress testing and incorporates recommendations from Basel III (a set of comprehensive changes to the then-existing capital adequacy framework, published by the Basel Committee on Banking Supervision in December 2010), EU directives and the rating methodologies used by rating agencies. The new policy introduces a survival horizon that measures the period the Bank is able to meet all its payment obligations stemming from ongoing business operations during a severe stress scenario. The target is to maintain a survival horizon of a minimum of twelve months. At the end of 2014, NIB calculated its survival horizon as 456 days.

To mitigate its liquidity risk, the Bank maintains a liquidity buffer. The liquidity buffer is mainly invested in EUR, but also in USD and the Nordic currencies. Other currencies are also used if deemed necessary to meet upcoming payment obligations. At the end of 2014, the liquidity buffer amounted to EUR 7,898.9 million (USD 9,590.1 million) including both cash and securities, which the Bank has received from swap counterparties to mitigate counterparty risk. Of this, EUR 1,612.1 million (USD 1,957.3 million) is held as cash in short-term money market instruments (20%), and EUR 6,286.8 million (USD 7,632.8 million) is held in securities with longer maturities (80%). To ensure that the buffer maintains its market value and liquidity under severe market conditions, it must fulfill the quality requirements stipulated in the liquidity policy. At the end of 2014, 82% of the liquidity buffer was warehoused in high quality liquidity assets (HQLA), 89% was eligible as collateral for securities repurchase transactions or repos at one or several central banks, and 88% of the assets belonged to the Bank’s top four internal rating categories. In addition, the Bank fulfills the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. Under the objective of achieving additional earnings, part of the liquidity is invested in longer-term government securities, covered bonds and senior bonds issued by financial institutions with a credit rating of ‘A’ or above.

Collateral Management

The Bank receives collateral from its counterparties in order to mitigate counterparty risk arising from derivative transactions entered into by the Bank. In general NIB accepts bonds issued by highly rated governments as well as cash in euro and U.S. dollars as collateral. For further information in this regard, see “Risk Management – Credit Risk – Derivatives.”

Bonds received as collateral are held in a separate portfolio and are not part of the overall market risk calculation because of the daily valuations and exchange of collateral. The amount of cash collateral held at year-end 2014 was EUR 817.6 million (USD 992.6 million) compared with EUR 282.7 million (USD 343.2 million) at year-end 2013. For further information regarding received collateral at year-end please refer to Note 16 to the Financial Statements included as Exhibit IV to this Report on Form 18-K.

[4]	Short-Term European Paper (“STEP”). Pursuant to STEP publication, the STEP initiative aims to foster the integration of the European markets for short-term paper through the convergence of market standards and practices. In order to implement the initiative a STEP Market Convention has been prepared. A STEP label is granted to a short-term paper program if the issuer, the features of the program and the notes issued under the program comply with the STEP Market Convention. The STEP criteria and requirements relate to the disclosure of information, the format for documentation, settlement and the provision of data for the production of STEP statistics by the European Central Bank. A STEP label does not relate to the creditworthiness of the issuer or the accuracy of the information provided.

Portfolio Management

The Bank’s portfolio management deals with the management of the portion of NIB’s liquidity that is invested in longer term securities. Two categories of portfolios have been established: 1) a portfolio with security investments measured at amortized cost and 2) actively managed portfolios measured at fair value. The amortized cost portfolio comprises fixed rate debt securities issued by highly rated issuers. The return on this portfolio is an important contributor to NIB’s total results.

The actively managed portfolios contribute to NIB’s results through active yield curve and duration management strategies using fixed income derivatives as well as security investments. The strategies are carried out by both internal and external managers. The Bank currently has agreements in place with two external managers who operate with unfunded mandates. As of the end of 2014, the external managers were authorized to take positions of up to an aggregate of USD 200.0 million, corresponding to EUR 164.7 million. The risk and size of the actively managed portfolios are restricted by overall market risk limits, see “Risk Management – Market Risk.”

For information regarding accounting treatment and volumes of NIB’s financial placements as of December 31, 2014, please refer to Note 7 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K. The volume of outstanding derivatives as of December 31, 2014 are set forth in Note 11 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

RISK MANAGEMENT

NIB’s constituent documents require that loans be made in accordance with sound banking principles, that adequate security be obtained for the loans and that the Bank protect itself against the risk of exchange rate losses. The main risks – credit risk, market risk, liquidity risk and operational risk – are managed carefully with risk management closely integrated into the Bank’s business processes. NIB is not subject to any national or international banking regulations. However, the Bank’s risk management procedures are reviewed and refined on an ongoing basis in order to comply in substance with what management identifies as the relevant evolving market standards, recommendations and best practices, including the recommendations of the Basel Committee on Banking Supervision.

Key Risk Responsibilities

The Board of Directors defines the overall risk profile of the Bank and the general framework for risk management by approving its financial policies. These include maximum limits for exposure to various types of risk. Credit approval is primarily the responsibility of the Board of Directors, with some delegation of approval authority to the President for execution in the Credit Committee. The President is responsible for managing the risk profile of the Bank as a whole within the framework set by the Board of Directors, and for ensuring that the Bank’s aggregate risk is proportionate to its financial resources. The Executive Committee, Credit Committee, Finance Committee, Asset and Liability Committee (“ALCO”) and ICT (Information and Communication Technology) Council assist the President in carrying out the risk management duties. The Executive Committee together with the ALCO has the overall responsibility for risk management. The risk management duties of the Credit Committee are focused on credit risk in the Bank’s operations. The Finance Committee focuses on risks in relation to treasury and finance matters and the ICT Council focuses on risks in information and communication technology.

The business functions Lending and Treasury are responsible for the day-to-day management of all risks assumed through their operations and for ensuring that an adequate return for the risks taken is achieved. Risk and Finance, Credit and Analysis, Legal, Compliance and Internal Audit are independent from the departments carrying out the Bank’s business activities. The Risk Management unit within Risk and Finance has the overall responsibility for measuring, monitoring and reporting all discernible risks inherent in the Bank’s operations. Credit and Analysis is responsible for assessing and monitoring credit risk in the Bank’s operations as well as for overseeing compliance of credit proposals with established limits and policies. The Legal department carries the responsibility for minimizing and mitigating legal risks in the Bank’s activities. The Compliance function assists the Bank in identifying, assessing, monitoring and reporting on compliance risk in matters relating to the Bank, its operations and personnel conduct. Internal Audit provides an independent evaluation of the controls, risk management and governance processes.

Credit Risk

Credit risk is NIB’s main financial risk. Credit risk is the risk that the Bank’s borrowers and other counterparties fail to fulfill their contractual obligations and that any collateral provided does not cover the Bank’s claims. Consistent with NIB’s mandate and financial structure, most of the credit risk arises in its lending operations. In the Bank’s treasury activities, credit risk derives from the financial assets and derivative instruments used for investing the Bank’s liquidity and for managing exchange rate and interest rate risks and other market risks related to structured borrowing transactions.

The Bank’s credit risk management is based on credit risk policies and guidelines, on a credit risk rating system and a limit system based on the credit risk ratings as well as on a model for calculation of economic capital for the management of portfolio-level credit risk.

Credit risk assessment — The Bank assesses the creditworthiness of all counterparties that create credit risk exposure. Based on the assessment, a credit risk rating is assigned to each counterparty and a risk class to each transaction. The rating process is carried out through functions independent of the business-originating departments. For further information on the Bank’s credit risk management, see Risk Management in the Notes to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

Credit risk limits — Limits for credit risk exposure are set at both the counterparty level and portfolio level. NIB applies a limit system in which maximum exposure to a counterparty is determined based on the probability of default and the expected loss. To prevent excessive risk concentrations, the Bank applies portfolio-level limits for large counterparty exposure as well as for sector and country exposures. The limits are scaled to the Bank’s equity, the counterparty’s equity, the size of the total credit exposure and the Bank’s economic capital. The Bank has further established country limits for Treasury’s exposures aimed at limiting the total exposure to a single country. For further information on rules regarding exposure to individual borrowers and the composition of the portfolio, see “Lending Operations of NIB – Credit Policy – Risk Assessment.”

Credit risk monitoring — The Bank places strong emphasis on regular monitoring of the creditworthiness of the counterparties in its lending and treasury operations. The frequency of monitoring is determined based on, among other things, the ratings and the size and type of exposure. All counterparties undergo an annual review in which any change in the risk profile is assessed and the risk rating is affirmed or adjusted. Generally, intensified follow-up applies to counterparties with internal ratings that fall below the level eligible for new exposure or other defined levels. When serious deterioration of a counterparty’s debt repayment capacity and/or financial standing is identified, the counterparty is transferred to the watch list and placed under close monitoring, with regular reporting to the Board of Directors. For further information on credit risk monitoring in Lending operations, see “Lending Operations of NIB – Credit Policy – Credit Risk monitoring and provision policy”

Compliance with existing limits is monitored regularly. For treasury counterparties, limit compliance is monitored on a daily basis.

Portfolio level measurement and monitoring of credit risk is carried out within the Bank’s economic capital framework. Economic capital is the Bank’s estimate of the capital required to cover unexpected losses deriving from credit risk, market risk and operational risk. The portfolio approach provides a more comprehensive assessment of the Bank’s aggregate credit risk as it takes into consideration the impact of concentration and diversification in the Bank’s operations. As NIB is not subject to regulatory capital requirements, the economic capital is used for internal monitoring to ensure that the Bank has sufficient capital to fulfill its commitments. The Bank’s policy is to hold a level of capital sufficient to maintain its AAA/Aaa rating. A report on the Bank’s economic capital and risk profile is submitted to the Board of Directors every four months.

Derivatives — The Bank uses derivative instruments as part of its funding strategy in order to match the interest rate and currency characteristics of the funds raised with those of loans granted and also to reduce funding costs. In liquidity management, derivatives are used to mitigate interest rate risk. Derivatives entered into are subject to normal counterparty limits. As a rule, NIB enters into International Swaps and Derivatives Association (ISDA) contracts with swap counterparties. This allows the netting of the obligations arising under all of the derivative contracts covered by the ISDA agreement in case of insolvency and, thus, results in one single net claim on, or payable to, the counterparty. Netting is applied for the measurement of the Bank’s credit exposure only in cases when it is deemed to be legally valid and enforceable in the relevant jurisdiction and against a counterparty. The credit risk on swaps is further mitigated through credit support agreements with the Bank’s major swap counterparties. Under these agreements, swap exposures exceeding agreed thresholds are collateralized by cash or high-quality government securities. Both the swap portfolio with individual counterparties and the collateral received are regularly monitored and valued. Subsequent calls for additional collateral or release of collateral is carried out when indicated through this process. The Bank largely uses unilateral credit support agreements under which the Bank does not have to post collateral.

Market Risk

Market risk includes, inter alia, the risk that losses incur as a result of fluctuations in exchange rates, interest rates and credit spreads. The Bank’s exposure to exchange rate risk occurs when it translates assets and liabilities denominated in foreign currencies into its statutory currency, the euro. The Bank funds its operations by borrowing in the international capital markets and often provides loans in currencies other than those borrowed. Furthermore, the funds borrowed often have other interest rate structures than applied in the loans made to the Bank’s customers. The Bank’s market risk is focused in Treasury, which provides Lending with funds that match the structure of the loans granted. Treasury then uses derivatives to hedge the exposure to interest rate risk and exchange rate risk arising from mismatches in lending and underlying borrowing. Any residual risk is kept to a minimum under limits set by the Board of Directors. The limits set are low in comparison to the Bank’s capital and they are reviewed annually.

Foreign exchange risk — The Statutes require that the Bank shall, to the extent practicable, protect itself against the risk of exchange rate losses. Exchange rate risk is measured on the basis of net open positions in each currency. Net currency positions, i.e. the difference between assets and liabilities in a specific currency, are monitored daily against limits. The limit for overnight exposure is set to the equivalent of EUR 1 million (USD 1.2 million) for each currency except USD, for which the limit is EUR 4 million. Furthermore, the exposure to non-euro currencies other than USD and the Nordic currencies may not, in aggregate, exceed the equivalent of EUR 4 million (USD 4.9 million).

The Bank does not hedge future net interest income in foreign currency. Loans are provided primarily in euro, US dollars and Nordic currencies and there is a possibility that interest income in currencies other than euro may cause some fluctuation in the Bank’s future net income in euro terms. However, at present the Bank expects that any such potential fluctuations in the future cash flows from its current portfolio would be minor in relation to the Bank’s total assets and equity.

Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on net interest income. The Board of Directors sets the limits for the maximum exposure to interest rate risk. The limits are scaled to the Bank’s equity and adjusted annually. Interest rate risk is measured as basis point values (BPV) estimating the sensitivity of the Bank’s positions to a 0.01% parallel increase in the level of interest rates. The limits have been set to cover all interest rate sensitive cash flows. Most of the Bank’s interest rate risk derives from positions in the portfolio of liquid assets.

A gross limit equivalent to EUR 1.5 million (USD 1.8 million) covering all currencies restricts BPV interest rate risk to approximately 0.05% of the Bank’s equity. In addition, individual BPV limits have been set for interest rate risk in EUR, USD, GBP and the Nordic currencies, while a combined limit applies for all other currencies. At December 31, 2014, the gross exposure was EUR 0.99 million (USD 1.2 million).

As a supplementary indicator of interest rate risk the Bank estimates the worst-case effect of a 0.1% change in interest rates on its net interest income over the lifetime of interest-bearing assets and liabilities due to mismatches in terms of re-pricing periods and volumes. This is managed through a limit of EUR 34 million (USD 41.3 million), corresponding to approximately 1.1% of the Bank’s equity. At year-end 2014, the exposure amounted to EUR 11.8 million (USD 14.3 million).

Value-at-Risk — Total market risk, incorporating both exchange rate risk and interest rate risk, is measured using a Value-at-Risk (VaR) model. VaR indicates the potential loss (in terms of market value) that may arise from the Bank’s current positions due to movements in market rates over a specified period and for a given confidence level. The Bank applies a 95% confidence level and a holding period of one day.

The main contributor to the Bank’s market risk is the portfolio of euro-denominated assets corresponding to the size of the Bank’s own capital. At year-end 2014, the VaR of this portfolio was EUR 1.6 million (USD 1.9 million). The average VaR for the year was EUR 2.7 million (USD 3.3 million), while the lowest and highest values were EUR 1.5 million (USD 1.8 million) and EUR 4.2 million (USD 5.1 million), respectively.

Credit spread risk — The Bank is exposed to credit spread risk relating to the securities held in its treasury portfolios. Credit spread risk arises from changes in the value of debt instruments due to a perceived change in the credit quality of the issuers or underlying assets. The Bank manages the exposure to credit spread movements by calculating the sensitivity of the positions to a 0.01% change in credit spreads. The limit for credit spread risk has been set at EUR 2.3 million (USD 2.8 million) or approximately 0.08% of the Bank’s equity. At year-end 2014, the exposure was EUR 1.78 million (USD 2.2 million).

Liquidity Risk

The Bank categorizes liquidity risk into funding liquidity risk, which occurs when payment obligations cannot be met because of an inability to obtain new funding, and market liquidity risk, which occurs when the Bank is unable to sell or transform assets in the liquidity buffer into cash without significant losses. The Bank’s business model gives rise to liquidity risk mainly through maturity mismatches between assets (loans and treasury investments) and liabilities (borrowing and equity). A revised liquidity policy was approved by the Board of Directors in 2014. The policy is regularly reviewed to ensure that it is aligned with the Bank’s business plan, economic and financial position and any significant changes affecting the Bank.

The key metric the Bank applies to managing liquidity risk is the survival horizon, which measures how long the Bank is able to meet its payment obligations in a severe stress scenario. The target survival horizon is twelve months, which means that the Bank is able to meet its payment obligations and continue its business operations without disruption for the coming twelve months under stressed conditions. The minimum requirement is that the survival horizon must at all times exceed nine months. The stress scenario includes, among others, the assumption of payment disruptions in the loan portfolio, no access to market funding, early termination of all callable funding transactions and severe decline of asset value in the liquidity buffer. At year-end 2014, the survival horizon was 456 days.

In addition, the Bank requires that the liquidity position should be strong enough to secure the highest possible issuer credit rating by S&P and Moody’s and fulfill the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union.

The Bank’s liquidity buffer comprises unencumbered cash, deposits and securities mainly denominated in EUR, but also in USD and the Nordic currencies. In order to ensure that the market value and liquidity of the buffer is preserved during adverse market conditions, the Bank has set strict rules for the composition of the buffer. As such, the buffer must include a minimum level of High Quality Liquid Assets as defined in the EU capital requirement regulation and a minimum level of assets in the internal rating categories corresponding to at least AA- by S&P and Aa3 by Moody’s. Furthermore, the buffer must comprise a certain level of assets eligible as repo collateral in central banks.

In order to manage funding liquidity risk, the Bank strives to diversify its borrowing in terms of currencies, maturities, instruments and investor types. Through regular benchmark issues, the Bank aims to secure broad market access. The annual funding plan is based on the projected twelve-month liquidity target and the projected size of the liquidity buffer. The funding plan is regularly adjusted to reflect changes in the liquidity target.

Operational Risk

The Bank defines operational risk as the risk of direct or indirect risk of financial losses or damaged reputation due to failure attributable to technology, employees, processes, procedures or physical arrangements including external events and legal risks.

The Bank’s status as an international financial institution with immunities and privileges granted to the Bank and its personnel, and the fact that the Bank is neither bound by nor under the supervision of any national laws as such, results in a specific need to address potential risks by adopting an extensive set of guidelines, regulations, rules and instructions governing the activities of the Bank and its staff. The Bank’s operational risk management policy is set by the Board of Directors. The policy is complemented by an operational risk management framework comprising the guiding principles for the identification, assessment, monitoring and control of the operational risks that the Bank faces or may face.

The Bank’s operational risk management focuses on proactive measures in order to ensure business continuity, the accuracy of information used internally and reported externally, the expertise and integrity of the Bank’s personnel and the Bank’s adherence to established rules and procedures, as well as security arrangements to protect the physical and information and communication technology (ICT) infrastructure of the Bank.

The day-to-day management of operational risk takes place across the organization and is primarily the responsibility of each individual function. Emphasis is placed on training the Bank’s personnel in risk awareness. This is carried out, among others, through the risk and control self-assessment (RCSA). In the RCSA, risks are identified and their impact assessed by the various functions for their respective fields of expertise. Focus is placed on identifying of key risks and on assessing the quality of risk detection and risk mitigation in order to ensure compliance with the Bank’s policies and guidelines. Operational risks are also identified through analyzing of results obtained from the Bank’s incident reporting system. Key observations are reported to the management. The Bank strives to continuously build expertise in operational risk management concepts and tools.

LENDING OPERATIONS OF NIB

Credit Policy

Mission and mandate

The mission of NIB, as currently defined, is to promote sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment. Pursuant to its current strategy, NIB promotes competitiveness and supports the environment by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB assesses the environmental aspect of all its financing. Projects contributing to the fulfillment of the Bank’s mandate are typically found in the following sectors: environment, energy, transport, logistics and communications and innovation. Nonetheless projects with high mandate ratings, as assessed by the Bank, are also approved in other sectors. NIB remains flexible in terms of supporting different areas of the economy but places particular emphasis on projects involving: 1) investments in infrastructure; 2) investments improving the environment; 3) large investments by the corporate sector; and 4) small and medium-sized enterprises, targeted in cooperation with financial intermediaries. While maintaining focus on activities in the Member countries, NIB also operates in selected non-Member countries in the Baltic Sea region and emerging markets.

In the case of NIB’s lending outside the Member countries, an agreement is generally required regarding the recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as an IFI. The Bank follows a policy similar to that of other international financial institutions in regard to the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of sovereign debt.

Loans may be granted for both public and private projects. A loan will not be made, nor a guarantee provided, if opposed by the government of the country in which the related project is located. The Bank has a number of tools in place for the purpose of assessing the eligibility of the projects. The Bank has a mandate rating tool as well as a sustainability policy to ensure that its financing fulfills the objectives and mission of the Bank. In addition, the Bank has an integrity due diligence procedure in relation to its granting of loans.

Risk assessment

The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on market-based banking terms. Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk class is then determined for each loan. See “Risk Management.”

In addition to the overall maximum lending exposures set in Section 7 of the Statutes, specific limits apply to the portfolio (country and sector) and to the counterparty level. The Board of Directors of NIB has decided that the maximum amount of loans by the Bank granted for a single project generally should not exceed 50% of the total cost of the project and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s total equity. This 20% limit is not applicable for loans to sovereign counterparties. The 20% limit is reduced in the case of less creditworthy borrowers.

The table below sets forth NIB’s 10 largest non-sovereign lending exposures (defined as total disbursements and loan commitments), including issued guarantees, at December 31, 2014, calculated as a percentage of a) total lending exposure and b) total equity of the Bank.

Rank	% of total lending exposure	% of total equity
1	2.0	10.8
2	1.7	9.6
3	1.7	9.2
4	1.5	8.3
5	1.5	8.0
6	1.3	6.9
7	1.2	6.8
8	1.2	6.8
9	1.2	6.7
10	1.2	6.7

The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) and other non-Member country loans by setting a country limit related to the size and credit standing of the host country. For information about NIB’s exposure under the PIL facility, see “Loans under Special Lending Programs – Project Investment Loans.”

The Statutes require that the Bank obtain adequate security for its loans unless sufficient security is considered to exist under the circumstances. There are no specific requirements regarding the types of security that the Bank may accept. The Bank may grant unsecured loans to counterparties that are sufficiently creditworthy. In such lending, the Bank requires various undertakings by the counterparty (e.g. negative pledge and other financial or non-financial covenants). The Bank generally requires higher degrees of credit enhancement for project and structured finance transactions. At December 31, 2014, 10.4% of NIB’s outstanding loans were granted directly to, or guaranteed by, Member countries or local authorities therein, and an additional 17.2% were granted to or guaranteed by other countries (including emerging market countries), or companies that are owned (50% or more) by Member countries or local authorities therein. Other than 0.02% of the outstanding loans, the remainder had some form of protection through collateral, corporate or other guarantees or covenants.

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows and not to convert funds obtained by it into other currencies without appropriate forward exchange risk coverage. NIB has further systems in place in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this respect, the Board of Directors approved limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Risk Management.”

The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate funding.

Pricing policy

The Bank’s Statutes require it to grant loans on sound banking terms. Therefore there is no subsidy element in the terms offered by the Bank. Loans and guarantees are priced to cover the Bank’s cost of funds, its administrative costs and the cost of the risks associated with a loan. In addition, a reasonable return on the capital employed is expected to be achieved. The Bank employs a risk-based pricing tool for the pricing of its loans.

NIB’s loans are made at both fixed and floating rates of interest. In both cases, the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments. The total price of NIB’s loans may also include other fees.

Credit risk monitoring and provision policy

The Bank pays much attention to the monitoring of its lending exposure. The monitoring covers the lending counterparties’ repayment ability, the value of the credit enhancement, the factors that affect the risk classification and the lending counterparty’s compliance with all terms and conditions of the transaction. Project and structured finance transactions are subject to more detailed monitoring. Furthermore, all loans deemed to represent high credit risk and all watch-listed loans are subject to more detailed and specific monitoring and reporting requirements.

A loan is classified as impaired when it is considered likely that the counterparty in a lending transaction is unable to meet its contractual obligations and the estimated value of any collateral provided is deemed insufficient, and thus the Bank is at risk for a credit loss. An allowance for the impairment is calculated and recognized in the Bank’s financial statements in accordance with the IFRS requirements. In respect of PIL loans, impairment losses are recognized for the part of the loan’s outstanding principal, interest and fees that correspond to the Bank’s own risk for PIL loans.

Since 2012, loans that are not individually impaired are transferred to a group of loans with similar risk characteristics for a collective impairment test. The Bank assesses the need to make collective impairment on exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This collective impairment is based on any deterioration in the internal rating of the groups of loans or investments from the time they were granted or acquired. These internal ratings take into consideration factors such as any deterioration in counterparty risk, value of collateral or security received and sector outlook, as well as identified structural weaknesses or deterioration in cash flows.

Loans and Lending Programs

The Bank has currently two main categories of lending: ordinary lending and lending under special programs.

Ordinary Lending

NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit in accordance with the Board of Directors’ proposal for fiscal year 2014, the Bank’s ordinary lending ceiling will amount to EUR 20,646.2 million (USD 25,066.6 million). See “Capitalization and Reserves – Authorized Capital Stock.” At December 31, 2014, outstanding ordinary loans amounted to the equivalent of EUR 12,946.4 million (USD 15,718.2 million)5, which represented 159.8 % of the Bank’s authorized capital stock and accumulated, unallocated reserves as of December 31, 2014.

Lending under special lending programs

In addition to its ordinary lending, the Bank has currently two special lending programs, which are authorized by its Statutes.

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4 billion (USD 4,856.4 million). PIL loans outstanding as of December 31, 2014 totaled EUR 1,847.7 million (USD 2,243.3 million). As of December 31, 2014, no guarantees were issued under this facility.

[5]	IAS value adjustments are not included in this amount.

Under the Environmental Investment Loan Facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300 million (USD 364.2 million) to finance projects to improve the environment and reduce pollution in the regions neighboring the Member countries. MIL loans outstanding at December 31, 2014 totaled EUR 61.2 million (USD 74.3 million). As of December 31, 2014, no guarantee has been issued under this facility.

For a further description of the special lending programs, see “Loans under Special Lending Programs.”

Ordinary Loans

The Bank’s ordinary loans have traditionally been grouped into two categories: investment loans and regional loans. At December 31, 2014, investment loan and regional loan commitments totaled EUR 14,308.1 million (USD 17,371.5 million), of which EUR 13,303.1 million (USD 16,151.3 million) was outstanding. At December 31, 2014 there were no guarantees issued under ordinary lending.

Investment Loans

As a rule investment loans are granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower is located in one of the Member countries. In addition the lending to Poland and certain other EU member countries is currently also made as investment loans. At December 31, 2014, NIB had investment loan commitments totaling EUR 14,305.1 million (USD 17,367.8 million), of which EUR 13,300.1 million (USD 16,147.7 million) was outstanding. The majority of the outstanding amount, or EUR 12,702.5 million (USD 15,422.1 million) was granted for projects situated in the Member countries.

Regional Loans

In June 1980, NIB began making loans to national regional credit institutions in the Nordic countries that were designated as eligible loan recipients by the Nordic Council of Ministers. The loans were on-lent by the recipients to investment projects in development regions within the Nordic countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for ordinary lending, or EUR 1,012.9 million (USD 1,229.8 million) at December 31, 2014. At December 31, 2014, NIB had commitments for two regional loans totaling EUR 2.9 million (USD 3.5 million), all of which were outstanding. NIB has stopped making new regional loans.

The table below sets forth the number, principal amount and percentage distribution of investment loans and regional loans outstanding as well as issued guarantees at December 31, 2014, allocated by country according to the domicile of the borrower’s group headquarters.

Loans	Number of Loans	Percentage	Amount (millions of EUR)	Percentage	Amount (millions of USD)
Czech Republic	1	0.2%	8.2	0.1%	10.0
Investment Loans	1		8.2
Denmark	32	7.9%	1,496.4	11.6%	1,816.8
Investment Loans	32		1,496.4
Estonia	14	3.4%	216.7	1.7%	263.1
Investment Loans	14		216.7
Finland	114	28.1%	3,038.7	23.5%	3,689.3
Investment Loans	113		3,037.6
Regional Loans	1		1.2
Iceland	31	7.6%	489.8	3.8%	594.6
Investment Loans	30		488.0
Regional Loans	1		1.8
India	1	0.2%	2.8	0.0%	3.3
Investment Loans	1		2.8

Latvia	54	13.3%	329.8	2.6%	400.4
Investment Loans	54		329.8
Lithuania	33	8.1%	445.5	3.4%	540.9
Investment Loans	33		445.5
Morocco	1	0.2%	13.3	0.1%	16.2
Investment Loans	1		13.3
Norway	49	12.1%	2,575.3	19.9%	3,126.6
Investment Loans	49		2,575.3
Poland	5	1.2%	491.6	3.8%	596.9
Investment Loans	5		491.6
Slovak Republic	1	0.2%	2.8	0.0%	3.4
Investment Loans	1		2.8
Sweden	70	17.2%	3,814.3	29.5%	4,630.9
Investment Loans	70		3,814.3

Total Loans*	406	100.0%	12,925.1	100.0%	15,692.4

Guarantees	—	—	—	—	—

IAS 39-value adjustments			378.0		458.9
Total Loans and Guarantees*(1)	406	100.0%	13,303.1	100.0%	16,151.3

*	May differ from the sum of individual figures due to rounding.
(1)	Total amount differs from the official amount of loans outstanding mentioned elsewhere in this document since overdue installments are included here.

Within its ordinary lending the Bank established two lending facilities in 2008 targeting priority sectors. The EUR 500 million (USD 607.1 million) Baltic Sea Environment Financing Facility (“BASE”), supplementing financing through national budgets and EU structural and cohesion funds, supports the financing of measures that help to restore the ecological health of the Baltic Sea by reducing pollution. The Climate Change, Energy Efficiency and Renewable Energy (“CLEERE”) lending facility, originally with a maximum amount of EUR 1,000 million (USD 1,214.1 million), finances projects that address climate change mitigation and adaptation primarily in the energy sector. Following decisions by the Board of Directors the CLEERE facility was increased in 2010 to EUR 2,000 million (USD 2,428.2 million), in 2011 to EUR 3,000 million (USD 3,642.3 million) and in 2012 to EUR 4,000 million (USD 4,856.4 million).

At the end of 2014, the CLEERE facility had been fully allocated while EUR 348.0 million (USD 422.5 million) had been allocated under the BASE facility.

Loans under Special Lending Programs

While the majority of the Bank’s loans are made for projects located in the Member countries and under ordinary lending, the Bank’s lending in non-Member countries are made under the special lending programs PIL and MIL in addition to the investment loans outside the Member countries mentioned under ordinary lending above. At December 31, 2014 commitments for loans under PIL and MIL totaled EUR 2,220.4 million (USD 2,695.8 million), of which EUR 1,908.9 million (USD 2,317.6 million) was outstanding. At December 31, 2014, there were no guarantees issued under any special lending program.

Project Investment Loans (PIL)

PIL loans and guarantees are intended to finance projects in the growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member countries and the recipient countries. The current strategy, according to which PIL lending has been limited to a small group of countries, will be discontinued and going forward the strategy will be to maintain the level of lending to non-Member countries at an average of historical levels in the long term. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. Such loans can be made to governments or against government guarantees but also for infrastructure projects and other public or private sector projects in recipient countries, as approved by NIB, without a guarantee from the government. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as with commercial banks. Part of PIL loans may be carried out as so-called A/B loans, a mechanism pioneered by other IFIs. In an A/B loan, NIB provides a loan from its own resources (A loan) and on the other hand acts as lender of record for another loan fully funded by commercial banks (B loan).

The structure of the PIL facility is primarily governed by the Bank’s Statutes and related bilateral PIL guarantee agreements between the Bank and each of the Member countries. The authorization for the PIL facility is set forth in the Statutes, which currently limits the PIL facility to EUR 4 billion (USD 4,856.4 million). The PIL facility carries a partial guarantee from the Member countries, which differs from the general capital relationships of the Bank because the PIL facility was established as a special program. Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1.8 billion (USD 2,185.4 million), or 45.0% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982, no such calls have been made. The guarantee agreements have been amended over the years as the authorization for the program has been increased several times. The last increase in the PIL facility from EUR 3.3 billion (USD 4,006.5 million) to EUR 4 billion (USD 4,856.4 million), with no change in the EUR 1.8 billion (USD 2,185.4 million) guarantee limit, became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees and the Bank entered into new bilateral guarantee agreements with each of the Member countries. Under the adjusted guidelines, the related Special Credit Risk Fund for PIL is intended as a first loss reserve and NIB will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call on the Member countries’ guarantees. (This 45% guarantee level and the first loss principle were established in 2004 following the experience since the PIL program’s establishment in 1982, during which period no credit losses occurred.)

The same principle used for the allocation of subscribed capital (described above under “Capitalization and Reserves – Authorized Capital Stock”) has been applied to the allocation of guarantee liability among the Member countries under the PIL facility. According to NIB’s Statutes, the Member countries will cover the Bank’s losses arising from failure of payment in connection with PIL loans and guarantees up to the following amounts:

	Millions of EUR	Millions of USD	Percentage of total
Denmark	377,821,491	458,713,072	21.0%
Estonia	13,139,366	15,952,504	0.7%
Finland	344,859,832	418,694,322	19.2%
Iceland	15,586,072	18,923,050	0.9%
Latvia	19,057,647	23,137,889	1.1%
Lithuania	29,471,632	35,781,508	1.6%
Norway	329,308,526	399,813,481	18.3%
Sweden	670,755,434	814,364,172	37.3%

Total	1,800,000,000	2,185,380,000	100.0%

At December 31, 2014, NIB had commitments for 345 project investment loans totaling EUR 2,132.0 million (USD 2,588.4 million), of which 314 loans in the amount of EUR 1,847.7 million (USD 2,243.3 million) was outstanding.

The table below sets forth the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2014.

	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
PIL		EUR	USD	EUR	USD
Sovereign PIL
Botswana	1	28.1	34.1	28.1	34.1
Brazil	3	92.5	112.3	92.5	112.3
China	171	370.1	449.4	500.2	607.3
Colombia	1	0.5	0.6	0.5	0.6
Hungary	1	9.3	11.3	9.3	11.3
Indonesia	6	7.4	9.0	7.4	9.0
Jordan	2	4.6	5.6	4.6	5.6
Mauritius	1	7.2	8.8	7.2	8.8
Mexico	1	9.8	11.9	9.8	11.9
Philippines	1	6.1	7.4	6.1	7.4
Poland	3	39.5	48.0	39.5	48.0
Romania	3	19.2	23.3	19.2	23.3
Russia	2	25.2	30.6	25.2	30.6
Slovak Republic	1	3.6	4.4	3.6	4.4
Thailand	2	10.2	12.4	10.2	12.4
Tunisia	19	75.5	91.7	75.5	91.7
Turkey	7	43.1	52.3	43.1	52.3
Venezuela	1	0.9	1.1	0.9	1.1
Vietnam	43	104.4	126.7	104.4	126.7

Sovereign lending, total*	269	857.2	1,040.7	987.3	1,198.7

Non-sovereign PIL
Argentina	1	0.0	0.0	0.0	0.0
Brazil	5	155.8	189.2	155.8	189.2
Bulgaria	7	18.3	22.2	18.3	22.2
Colombia	1	1.4	1.7	1.4	1.7
India	7	250.1	303.7	250.1	303.7
Jordan	1	3.9	4.7	3.9	4.7
Laos	1	18.6	22.5	18.6	22.5

	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
PIL		EUR	USD	EUR	USD
Multinational	8	148.2	180.0	252.4	306.4
Peru	1	4.1	5.0	4.1	5.0
Philippines	2	57.7	70.1	57.7	70.1
Russia	7	230.5	279.8	280.5	340.5
South Africa	3	77.1	93.6	77.1	93.6
Thailand	1	3.3	4.0	3.3	4.0

Non-sovereign PIL, total*	45	969.0	1,176.4	1,123.1	1,363.6

PIL, total*	314	1,826.2	2,217.2	2,110.4	2,562.3
IAS 39-value adjustments		21.5	26.1	21.5	26.1

Total*		1,847.7	2,243.3	2,132.0	2,588.4

*	May differ from the sum of individual figures due to rounding.

Environmental Investment Loans (MIL)

Since January 1, 2005, the MIL facility, the authorization of which currently is up to EUR 300 million (USD 364.2 million), has been allocated for loans and guarantees for the financing of private and public projects in the neighboring area of the Member countries to improve the environment and reduce cross border pollution in the region. The structure of the MIL facility is primarily governed by the Bank’s Statutes and the related bilateral MIL guarantee agreements between the Bank and each of the Member countries, which differs from the general capital relationships of the Bank because the MIL facility was established as a special program. According to NIB’s Statutes, the Member countries shall cover 100% of the Bank’s losses arising from failure of payment in connection with MIL loans. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At December 31, 2014, NIB had commitments amounting to EUR 88.4 million (USD 107.3 million) under this facility, of which EUR 61.2 million (USD 74.3 million) was outstanding. Following a decision by the Board of Directors in April 2014 to call on the MIL guarantees due to non-payment of one MIL loan in the amount of USD 25 million in principal together with USD 1.3 million in accrued interest all Member countries have made their guarantee payments to the Bank. The guarantee payments by the Member countries reduce the total guarantee liability of the Member countries correspondingly. The liability currently stands at EUR 280.6 million (USD 340.7 million). Up to date figures on the Member countries’ total guarantee liability for covering losses, at any given time, are found on NIB’s website http://www.nib.int/MIL (reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only; information found at this website is not incorporated by reference in this document). The same principle used for the allocation of subscribed capital (described above under “Capitalization and Reserves – Authorized Capital Stock”) has been applied to the allocation of guarantee liability among the Member countries under the MIL facility.

The table below sets forth the allocation of MIL loans by number and outstanding principal amount as well as total commitments at December 31, 2014.

Environmental investment loans (MIL)	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
		EUR	USD	EUR	USD
Belarus	0	0.0	0.0	25.0	30.4
Russia	5	38.6	46.9	40.8	49.5
Ukraine	2	30.8	37.4	30.8	37.4

Total(1)	7	69.4	84.3	96.6	117.3

(1)	Total amount differs from the official amount of loans outstanding mentioned elsewhere in this document since overdue installments are included here.

Loans Outstanding

At December 31, 2014, 727 loans amounting to EUR 15,156.5 million (USD 18,401.5 million) were outstanding.6 The following table sets forth a breakdown per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2014.

	In millions of EUR	In millions of USD	Percentage
Agriculture, hunting and forestry	12.6	15.3	0.1%
Mining and quarrying	182.9	222.1	1.2%
Manufacturing	3,769.8	4,576.9	25.4	%1)
Electricity, gas and water supply	4,603.4	5,589.0	31.1%
Construction	1,404.1	1,704.7	9.5%
Wholesale and retail trade	118.1	143.4	0.8%
Hotels and restaurants	0.7	0.8	0.0%
Transport, storage and communication	2,180.0	2,646.7	14.7%
Financial intermediation	780.9	948.1	5.3%
Real estate, renting and business activities	914.3	1,110.1	6.2%
Public administration and defense	245.3	297.8	1.7%
Education	56.2	68.2	0.4%
Health and social work	245.1	297.6	1.7%
Other community, social and personal service activities	136.7	166.0	0.9%
Loan programs (unallocated)	162.3	197.0	1.1%
Regional loans	0.0	0.0	0.0%

Total*	14,812.4	17,983.7	100.0%
Collective impairment	-55.5	-67.4
IAS 39 Value Adjustment**	399.5	485.0

LENDING TOTAL*	15,156.5	18,401.5	100.0%

GUARANTEES	—	—	—

(1)	Manufacture of food products and beverages has the biggest share, 17.7% of the total amount outstanding in this sector.
*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 16.9% of total amount outstanding at year-end 2014) is carried at fair value.

At December 31, 2014, loans outstanding with floating interest rates amounted to EUR 12,310.3 million (USD 14,945.9 million), while those with fixed interest rates amounted to EUR 2,502.2 million (USD 3,037.9 million).7 As a rule interest amounts derived from fixed interest loans will be transformed by the use of derivatives to floating interest rate amounts.

The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2014.

Amortization in:	In millions of EUR	In millions of USD
2015	1,515.4	1,839.8
2016	1,830.9	2,222.9
2017	2,064.6	2,506.6
2018	1,805.1	2,191.6
2019	1,742.4	2,115.4
2020 and thereafter	5,854.1	7,107.5
Collective impairment	-55.5	-67.4
IAS 39 value adjustment**	399.5	485.0

Total*	15,156.5	18,401.5

[6]	Outstanding amount includes collective impairment.
[7]	IAS value adjustments are excluded from these amounts.

*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 16.9% of total amount outstanding at year-end 2014) is carried at fair value.

The remaining average life of loans outstanding at December 31, 2014, calculated to the next date on which the Bank has the right to adjust the terms of the interest rate or currency of denomination, was 4 years and 2 months, with actual maturities from the date of first disbursement ranging from 3 to 30 years.

Outstanding loans at December 31, 2014, were denominated in the following currencies:

Currency of Loan	Percentage of Total Loans Outstanding(1)
Euro	52.7%
U.S. dollars	17.3%
Swedish kronor	14.1%
Norwegian kroner	11.2%
Danish kroner	3.1%
Swiss franc	0.8%
Brazilian real	0.4%
Polish zloty	0.3%
Japanese yen	0.1%
Icelandic kronur	0.02%
Russian roubles	0.01%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.
(1)

Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.

Repayment protection

At December 31, 2014, the principal repayment protection for NIB’s outstanding loans was as follows:

Loans to or guaranteed by Member countries(1)	2.3%
Loans to or guaranteed by local authorities in Member countries(1)	8.0%
Loans to or guaranteed by other countries(2)	8.1%
Loans to or guaranteed by companies owned 50% or more by Member countries or local authorities in Member countries(1)(3)	9.1%
Loans to or guaranteed by banks	7.2%
Loans to entities other than the foregoing(4)	65.2%
Loans without security	0.02%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.
(1)

Of loans outstanding for projects in the Member countries in these categories, which together totaled EUR 2,872.9 million (USD 3,488.0 million), 8.4% was to Denmark, 3.0% was to Estonia, 17.9% was to Finland, 16.1% was to Iceland, 10.8% was to Latvia, 15.0% was to Lithuania, 9.8% was to Norway and 19.0% was to Sweden.

(2)	Loans to or guaranteed by other countries than the Member countries are partly made under special lending programs.
(3)	A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.
(4)	Such loans are supported by mortgages and other collateral (8.0%), parent company or other guarantees (13.8%) and negative pledge and other covenants (78.2%).

OTHER ACTIVITIES

Covered by special purpose trust funds set up by some of the Member countries, NIB acts as an implementing agency for environmental projects in the neighboring region of Eastern and Central Europe.

NIB participates in the Northern Dimension Environmental Partnership (“NDEP”), which provides grant funding pooled from the European Union and donor governments including Russia, to co-finance priority environmental projects in the Northern Dimension area, which covers the north-west of Europe from the Arctic and Sub-Arctic areas including the Barents and White Seas to the southern shores of the Baltic Sea. NDEP focuses on two types of issues: environmental and nuclear, the latter of which is fully grant-funded and deals with the hazardous nuclear fuel waste generated by the Soviet Northern Fleet. On the non-nuclear side, the purpose of NDEP is to mobilize grant funding from donors to leverage long-term loans from the IFIs for projects that otherwise may not be financially viable. Environmental projects mainly concern improvements in water and wastewater treatment, management of municipal and agricultural solid waste, and energy efficiency – all of which constitute major sources of cross-border pollution. NDEP’s activities are led by a Steering Group, which selects projects and appoints a lead Implementing Agency (European Bank for Reconstruction and Development (“EBRD”), European Investment Bank (“EIB”), NIB, World Bank (“WB”) or NEFCO) for each project. The partnership has a support fund which collects pledges from donor countries in order to ensure sufficient financing of the projects. At the end of 2014, the fund had EUR 342.1 million (USD 415.3 million) at its disposal consisting of contributions from the EU, the Russian Federation and 11 donor governments. EUR 165.2 million (USD 200.6 million) of the contributions were earmarked for nuclear-related projects. The NDEP environmental projects include 24 projects in northwest Russia and Belarus in various stages of implementation, with an estimated investment need of EUR 3.3 billion (USD 4,006.5 million). NIB is the lead bank for six NDEP projects with NIB loan financing of EUR 119.1 million (USD 144.6 million). In 2009, Belarus joined the NDEP support fund with a EUR 1 million (USD 1.2 million) pledge to mobilize investment for wastewater treatment rehabilitation in northern Belarus, which will have a positive impact on the ecology of the Baltic Sea.

NIB is also one of the eligible implementing agencies of the multi-donor fund Eastern Europe Energy Efficiency and Environment Partnership (“E5P”), which was set up in 2009 to support the Ukraine as well as the other countries of the Eastern Partnership region in reducing high energy consumption. The E5P fund formally commenced operations in November 2011 once over EUR 90 million (USD 109.3 million) had been pledged by ten donor governments. NIB has so far not engaged in any E5P projects.

The Northern Dimension Partnership on Transport and Logistics (NDPTL) established in 2009, continues to build up its activities. The NDPTL secretariat is hosted by NIB. The purpose of the partnership is to facilitate cooperation on and implementation of regional transport infrastructure and logistics projects. A NDPTL support fund was established in late 2012 to issue grants for project preparation, development and implementation and has been operational since 2013. The fund has received contributions from three donor governments and the EU.

Following the successful completion of a pillar assessment in 2014, which is a requirement introduced by the European Commission for being entrusted with the management of EU grant funds, NIB is eligible to manage additional EU grant funds.

On May 30, 2006, NIB signed the European Principles for the Environment, an initiative launched in response to the drive for increased harmonization of environmental principles, practices and standards associated with the financing of projects. These principles aim at establishing a common approach to environmental management associated with the financing of projects. The document is a reference for projects located within the EU, the European Economic Area and the EU candidate countries. Besides NIB, the initiative was adopted by NEFCO, EIB, EBRD and the Council of Europe Development Bank.

In order to support the further development of the emissions trading market, which is an important mechanism for bringing about cost-effective action to reduce the emission of greenhouse gases, NIB also decided in 2008 to participate in the Post-2012 Carbon Fund aimed at stimulating action beyond the original commitment period under the Kyoto Protocol. The fund, in which NIB is participating alongside EIB and the national development financing institutions KfW Bankengruppe, Instituto de Crédito Oficial (“ICO”) and Caisse des Dépôts (“CDC”), was established to promote greenhouse gas mitigation projects by monetizing the value of post-2012 emission reduction, thus increasing the portion of the total project financing that is generated through carbon financing. The fund has been disinvested and is in the process of being liquidated.

The Baltic Sea Action Plan (“BSAP”) was adopted by the Baltic Marine Environment Protection Commission (“Helcom”) member countries in 2007. The aim of the BSAP is to restore the good ecological status of the Baltic marine environment by 2021. To speed up the implementation of the plan, a BSAP Fund was set up in 2009, with grant contributions from Sweden and Finland to be used for technical assistance. NIB and NEFCO are acting as joint managers of the BSAP Fund.

The EU Strategy for the Baltic Sea Region is a macro-regional cooperation framework established in 2009. The strategy aims at coordinating action by EU Member States, regions, the EU, pan-Baltic organizations, financing institutions and non-governmental bodies to promote a more balanced development of the region. The cornerstones of the strategy are to protect the environment of the Baltic Sea, increase prosperity and improve connections of the region. NIB, as part of its ordinary activities, cooperates with the EIB, among others, in supporting the implementation of the strategy.

For a number of years, the Bank has provided funding through mezzanine funds as a fund-of-funds lender under a test facility. In 2008, the mezzanine financing policy was integrated as a permanent part of the Bank’s activities within a revolving framework of EUR 150 million (USD 182.1 million). As the same time, the prerequisites for these interventions were updated, including more detailed specification of the requirements placed on fund managers.

GOVERNANCE

Pursuant to the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 which entered into force on January 1, 2005, and the Statutes annexed thereto, NIB shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.

The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. In general, the Board of Governors replaced the Nordic Council of Ministers and its functions under the previous legal framework of the Bank.

According to NIB’s Statutes, the Board of Governors is to take the following significant actions:

•	amend the Statutes (subject to certain limitations),

•	decide to increase or decrease the authorized capital stock of the Bank,

•	decide on questions of interpretation and application of the provisions of the 2004 Agreement and the Statutes,

•	approve the annual report of the Board of Directors and audited financial statements of the Bank,

•	appoint two members of the Control Committee,

•	decide on procedures related to withdrawal of membership of the Bank and

•	decide on liquidation of the Bank.

In addition to these duties, the Board of Governors is expected to decide upon certain matters related to good governance such as the approval of the compensation of the Directors as well as the Code of Conduct for the Board of Directors and the President.

The following individuals are currently the Governors of NIB:

Governors

Denmark	Henrik Sass Larsen	Minister for Business and Growth
Estonia	Sven Sester	Minister of Finance
Finland	Antti Rinne	Minister of Finance
Iceland	Bjarni Benediktsson	Minister of Finance and Economic Affairs
Latvia	Jānis Reirs	Minister of Finance
Lithuania	Rimantas Šadžius	Minister of Finance
Norway	Siv Jensen	Minister of Finance
Sweden	Magdalena Andersson	Minister of Finance

With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate Director according to the same principles. The chairmanship and the deputy chairmanship rotate among the Member countries every two years.

The following individuals are currently the Directors and Alternate Directors of NIB:

Directors

Denmark	Jesper Olesen	Deputy Permanent Secretary, Ministry of Business and Growth
Estonia	Madis Üürike	Advisor, Ministry of Finance
Finland	Pentti Pikkarainen Chairman of the Board of Directors	Director General, Ministry of Finance
Iceland	Þorsteinn Þorsteinsson	Senior Advisor, Ministry of Finance

Latvia	Kaspars Āboliņš Deputy Chairman of the Board of Directors	Treasurer, Treasury of the Republic of Latvia
Lithuania	Algimantas Rimkūnas	Vice-Minister of Finance, Ministry of Finance
Norway	Silje Gamstøbakk	Deputy Director General, Ministry of Finance
Sweden	Sven Hegelund	Former State Secretary

Alternate Directors

Denmark	Alf Therkildsen	Head of Section, Ministry of Business and Growth
Estonia	Merle Wilkinson	Head of the State Treasury Department, Ministry of Finance
Finland	Petri Peltonen	Director General, Ministry of Employment and the Economy
Iceland	Sigurður Helgason	Director General, Ministry of Finance and Economic Affairs
Latvia	Līga KĮaviņa	Deputy State Secretary on Financial Policy Issues, Ministry of Finance
Lithuania	Dovilė Jasaitienė	Deputy Director, EU and International Affairs Department, Ministry of Finance
Norway	Trond Eklund	Director, Norges Bank
Sweden	Anders Wahlberg	Deputy Director, Deputy Head of the Division for International Financial Institutions, Ministry of Finance

The business address of each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

In 2014, in addition to the observance of its regular duties, the Board of Directors conducted a self-evaluation of the board’s operations. The purpose of the self-assessment was to further improve the efficiency and coherence of the board’s governance. The Board of Directors will consider the adoption of revised Rules of Procedure in upcoming board meetings.

Pursuant to the Statutes, the Board of Directors may delegate its powers to the President who participates in its meetings. The Statutes provide, however, that the President may not be a member or an alternate of the Board of Directors. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

The current senior management of NIB and their positions are:

Name	Position
Henrik Normann	President and CEO
Thomas Wrangdahl	First Vice-President, Head of Lending
Heikki Cantell	General Counsel, Head of Legal Department
Lars Eibeholm	Vice-President, Head of Treasury
Hilde Kjelsberg	Vice-President, Head of Credit & Analysis
Gunnar Okk	Vice-President, Head of Business Intelligence & Administration
Björn Ordell	Vice-President, Head of Risk & Finance, CFO

A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

	Leo Ašmanis Chairman of the Control Committee	Head of Internal Audit, Bank of Latvia
	Sigurður Þórðarson Deputy Chairman of the Control Committee	Certified Public Accountant, Former State Auditor (Iceland)
Denmark	Karin Gaardsted	Member of Parliament
Estonia	Rannar Vassiljev	Member of Parliament, Head of the Financial Committee
Finland	Arto Pirttilahti	Member of Parliament
Iceland	Höskuldur Þórhallsson	Member of Parliament
Latvia	Karina Korna	Adviser of the Minister of Transport, Ministry of Transport
Lithuania	Daiva Raudonienė	Secretary General of the Seimas of the Republic of Lithuania
Norway	Kristian Norheim	Member of Parliament
Sweden	Penilla Gunther	Member of Parliament

At December 31, 2014 the Bank had 188 employees in permanent positions.